UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4 )*


            First Union Real Estate Equity and Mortgage Investments
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                               (Name of Issuer)


                         Shares of Beneficial Interest
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                        (Title of Class of Securities)


                                  337400-10-5
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                                (CUSIP Number)


        Marc C. Krantz, Kohrman Jackson & Krantz, 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                March 20, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                            SCHEDULE 13D

CUSIP NO.  337400-10-5


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Turkey Vulture Fund XIII, Ltd.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [   ]
            (b) [ x ]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*

           BK,WC, OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)           [    ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
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              NUMBER OF                   7     SOLE VOTING POWER
                                                1,690,500
               SHARES

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                    9     SOLE DISPOSITIVE POWER
                                                1,690,500
                EACH

              REPORTING                   10    SHARED DISPOSITIVE POWER

               PERSON

                WITH
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,690,500
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [___]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
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14         TYPE OF REPORTING PERSON*

           OO
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

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CUSIP No. 337400-10-5

              This Amendment No. 4 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting (1) the source of funds for the previously-reported acquisition by the Fund of 725,000 shares of beneficial interest, $1.00 par value (the "Stock"), of First Union Real Estate Equity and Mortgage Investments ("First Union"), which together with the other Stock beneficially owned by the Fund represents approximately 9.3% of the Stock currently outstanding, (2) events relating to litigation commenced by First Union, and (3) certain other matters.

Item 3.       Source and Amount of Funds or Other Consideration.

              The 725,000 shares of Stock reported as having been acquired by the Fund in Amendment No. 3 to the Schedule 13D Statement filed by the Fund and Steven A. Calabrese on March 13, 1995 ("Amendment No. 3") were acquired for an approximate aggregate purchase price of approximately $5.8 million, $2.9 million of which was from working capital of the Fund and $2.9 million of which was be in the form of margin debt from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Interest on the margin debt is charged, in accordance with DLJ's usual custom, at a rate permitted by the laws of the State of New York. Interest charged at the close of a charge period is added to the opening balance for the next charge period unless paid. DLJ has a lien on the Stock reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the margin debt is attached as Exhibit 7.5 to Amendment No. 3.

              Of the working capital of the Fund, Richard M. Osborne, the sole managing member of the Fund ("RMO"), contributed approximately $2.05 million, the source of which was three separate bank loans to RMO. None of the bank loans are secured by the Stock. Two of the bank loans were previously obtained personal lines of credit. The first, with American National Bank of Parma, Ohio, is a line of credit used for business investment, dated June 24, 1994, in the principal amount of $300,000 (the "American Loan"). The American Loan matures June 24, 1995. Interest on the American Loan is payable monthly at the rate of 8.5% per annum subject to adjustment quarterly at the discretion of American National Bank. A copy of the American Loan is attached hereto as
Exhibit 7.9. The second loan, with The Provident Bank of Cleveland, Ohio is a revolving credit agreement, dated July 7, 1994, in the principal amount of $250,000 (the "Provident Loan"). The Provident Loan is due and payable on demand. Interest on the Provident Loan is payable quarterly at the prime rate of The Provident Bank. A copy of the Provident Loan is attached hereto as
Exhibit 7.10. The third loan is from First National Bank of Ohio of Cleveland, Ohio in the principal amount of $1.5 million and is dated March 15, 1995 (the "First National Loan"). The First National Loan matures on June 13, 1995. Interest on the First National Loan is payable monthly at 1% per annum over the prime rate of First National Bank of Ohio. The initial rate of interest on the First National Loan is 10% per annum. A copy of the First National Loan is attached hereto as Exhibit 7.11.

Item 4.       Purpose of Transaction.

              As previously reported, on February 3, 1995, First Union commenced an action (the "First Union Action") in the U.S. District Court for the Northern District of Ohio, Eastern Division, against RMO, the Fund, The Wolstein Group, Inc. Best Wolstein, Scott Wolstein, Heritage Capital Corporation, Developers Diversified Realty Corporation, 2000 OCC Corp., 1600 CNB Corp., Mark P. Escaja, Gerald E. Wedren and Craig Capital Co. (No. 1:95CV
0274) alleging that the named defendants were conspiring to take control of First Union, violated federal and state securities laws and breached certain obligations to other First Union shareholders. The allegations set forth in the First Union complaint are included in Amendment No. 1 to the Schedule 13D Statement filed by the Fund on February 11, 1995 ("Amendment No. 1"), and the First Union complaint is attached as Exhibit 7.2 to Amendment No. 2 to the
Schedule 13D Statement filed by the Fund on March 2, 1995 ("Amendment No.2").

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CUSIP No. 337400-10-5


                  On March 20, 1995, First Union filed a motion to amend its complaint. The court has not yet ruled on the motion. The amended complaint deletes 2000 OCC Corp., 1600 CNB Corp., Gerald E. Wedren and Craig Capital Co. as named defendants. The amended complaint repeats numerous allegations contained in the original complaint and further alleges, among other matters, that (1) Amendments No. 1, 2 and 3 are false and misleading in violation of
Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and
(2) the defendants have failed to comply with the requirements of Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder, including by making false and misleading statements under Rule 14a-9. First Union is seeking (1) a preliminary and permanent injunction (i) to prevent the defendants and their agents from (a) acquiring additional First Union securities, (b) voting or otherwise exercising any rights of ownership of First Union securities that have been acquired, (c) exercising any influence upon First Union's trustees or management, (d) taking any action to take control of First Union, (e) violating obligations under First Union's Declaration of Trust and By-Laws and obligations to other First Union shareholders, and (f) soliciting proxies and otherwise communicating with First Union shareholders, and (ii) ordering defendants to correct the Schedule 13D Statements previously filed and to amend proxy materials to disclose the involvement of the Fund and its true intentions toward First Union; (2) divestiture of all First Union securities owned by the defendants; (3) an offer of rescission for First Union securities purchased; and (4) damages in the amount of at least $30 million. The First Union amended complaint is attached hereto as Exhibit 7.12, which
Exhibit is hereby incorporated by reference.

         RMO and the Fund continue to vehemently deny all charges made by First Union and intend to contest the charges vigorously. RMO and the Fund believe that First Union's continuation of the First Union Action is motivated by First Union's management's attempt to prevent RMO and the Fund from exercising their rights as shareholders of First Union to vote the shares owned by the Fund at the upcoming annual meeting of First Union shareholders, to influence the decision of First Union shareholders when they cast their votes for trustees in connection with the upcoming annual meeting and to test the resolve of RMO and the Fund.

         As previously reported, on March 1, 1995, the Committee to Unlock the Value of First Union Real Estate Investments (the "Committee"), which consists of RMO, James R. Webb and Mr. Calabrese, commenced a proxy solicitation in opposition to the Board of Trustees of First Union. Definitive proxy materials were filed by the Committee with the SEC on March 16, 1995 and mailed to First Union shareholders on or about such date.

Item 5.  Interest in Securities of the Issuer.

         In connection with the First Union Action, RMO and the Fund have previously provided First Union with the names of the members of the Fund and the names of such members were reported in Amendment No. 2. In addition to the members previously reported, new members of the Fund are as follows:
Roll-Kraft, Inc., Dennis M. Gehrisch, who is individually a member, President; and Chris and Debbie Muzzin, a husband and wife. As previously reported, RMO, as sole managing member of the Fund, may be deemed to beneficially own the shares of Stock owned directly by the Fund, and under Section 13d(3), RMO and the Fund may be deemed members of a group. RMO and the Fund disclaim that they are members of a group, and nothing in this Amendment No. 4 to Schedule 13D Statement shall be deemed an admission that they are members of a group. In addition, RMO and the Fund disclaim that they or either of them are members of a group with the members of the Fund, and nothing in this Amendment No. 4 to
Schedule 13D Statement shall be deemed an admission that they or either of them are members of a group.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit 7.9      American National Bank Note

                  Exhibit 7.10     The Provident Bank Promissory Note

                  Exhibit 7.11     First National Bank of Ohio Promissory Note

                  Exhibit 7.12 First Union's First Amended and Supplemental Complaint for Injunctive Relief, Damages and Other Relief

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     After  reasonable  inquiry and to the best of my knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.


                                            TURKEY VULTURE FUND XIII, LTD.



Dated:  March 27, 1995                       /s/ Richard M. Osborne
                                            -----------------------
                                            Richard M. Osborne
                                            Managing Member





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                               EXHIBIT INDEX

     Exhibit 7.9    American National Bank Note

     Exhibit 7.10   The Provident Bank Promissory Note

     Exhibit 7.11   First National Bank of Ohio Promissory Note

     Exhibit 7.12   First Unions s First Amended and Supplemental
                    Complaint for Injunctive Relief, Damages and
                                        Other Relief